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19005897)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consilium Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Franklin Street Suite 504
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Briggs Jr. 617-571-6305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 28 2019

Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard D. Briggs Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consilium Partners LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY A. CORREIA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 27, 2023

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Consilium Partners LLC, ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature:______________________________________

Richard D. Briggs Jr. Chief Financial Officer

TABLE OF CONTENTS

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2018

Assets

Current assets:		
Cash	$	125,659
Held to maturity investment, at cost		26,854
Accounts receivable, net allowance of $70,000		105,416
Due from members		15,874
Total current assets		273,803
Property and equipment, at cost:		
Furniture and fixtures		53,491
Equipment		11,307
Leasehold improvements		4,558
		69,356
Less: accumulated depreciation		40,695
Net property and equipment		28,661
Total assets	$	302,464

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2018

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	15,349
Accrued expenses		15,692
Deferred rent		20,631
Total current liabilities		51,672
Members' equity:		
Members' equity		250,792
Total liabilities and members' equity	$	302,464

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Operations
Year ended December 31, 2018

Revenues:	
Success fees	$ 1,068,893
Advisory fees	929,000
Consulting fees	22,000
Reimbursed expenses	6,591
Total revenues	2,026,484
Expenses:	
Guaranteed payments to members	1,374,948
General and administrative	505,055
Bad debt expense	70,000
Sales and marketing	50,683
Total expenses	2,000,686
Income from operations	25,798
Other income:	
Interest income	220
Net income	$ 26,018

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Changes in Members' Equity
Year ended December 31, 2018

	Class A	Class C	Total
Members' equity, beginning of year	$ 219,214	$ 4,560	$ 223,774
Issuance of 10,000 Class C units	-	1,000	1,000
Net income	25,924	94	26,018
Members' equity, end of year	$ 245,138	$ 5,654	$ 250,792

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Cash Flows
Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	26,018
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,772
Allowance for doubtful accounts		70,000
Noncash interest		(8)
Changes in:		
Accounts receivable		(83,416)
Prepaid expenses		695
Accounts payable		5,961
Accrued expenses		2,367
Deferred rent		(1,765)
Net cash provided by operating activities		28,624
Cash flow from investing activities:		
Due from Members		(10,281)
Net cash used by investing activities		(10,281)
Increase in cash		18,343
Cash at beginning of year		107,316
Cash at end of year	$	125,659

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2018

Note 1 - Business activity.

Consilium Partners LLC (the "Company") was organized in 2000 in the state of Massachusetts and provides a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts and is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k(2)(i).

Note 2 - Summary of significant accounting policies.

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition:

All revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company generates the majority of its revenue from providing transaction advisory services under two different types of billing arrangements: nonrefundable upfront advisory fees and contingent success fees.

Advisory fees are billed monthly, in advance, and are nonrefundable. Revenue from Advisory services is typically recognized over time as a series of services performed over the contract term on a straight line basis. Success fees are paid out once a merger, acquisition, sale, restructuring or financing (the "transaction") is successfully completed. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company recognizes revenue from success fees when the transaction is successfully completed as the uncertainty associated with the variable consideration is resolved.

Consulting revenue relates to short term services and are recognized at a point in time when the services are completed.

A small portion of revenue is made up of reimbursable expenses that are billable to clients. Reimbursable expenses are included in total revenues and typically an equivalent amount of reimbursable expenses are included in general and administrative expenses on the statement of operations. Reimbursable expenses are primarily recognized as revenue in the period in which the related expense is incurred.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2018

Note 2 - continued.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ and those differences could be significant. Significant estimates inherent in the preparation of the financial statements include, but are not limited to, the allowance for doubtful accounts.

Cash:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months that are not held for sale in the ordinary course of business to be cash equivalents, which may at times, exceed FDIC limits.

Hold to maturity investment:

Hold to maturity investment represents a certificate of deposit ("CD") held at a bank with an initial maturity of greater than three months but less than one year. It is recorded at cost plus interest. Management has the intent and the ability to hold the CD until maturity.

Accounts receivable:

Accounts receivable are stated at net realizable value after deducting any allowance for doubtful accounts. The Company performs ongoing credit evaluations of its clients. The Company maintains an allowance for estimated uncollectible accounts receivable based on its general assessment of collectability. Specific accounts receivable balances are written off when it is determined collection is unlikely. As of December 31, 2018 the Company has reserved in full for one account that is significantly past due; all other receivables are deemed to be collectible and accordingly, no additional allowance for doubtful accounts has been recorded.

Note 2 - continued.

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $8,772 for the year ended December 31, 2018.

Advertising:

The Company expenses advertising costs as the costs are incurred. Advertising expense amounted to $18,904 which is included in sales and marketing on the statement of operations for the year ended December 31, 2018.

Income taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements. Returns for years beginning with those filed for the fiscal year 2015 are open to examination.

Recent Accounting Pronouncements:

Leases:
In February 2016, the FASB issued ASU 2016-02, Leases. This guidance requires a lessee to account for leases as finance or operating leases and results in the lessee recognizing a right-of-use asset and a corresponding lease liability on the balance sheet. There will be differing methodologies for income statement recognition. The guidance is effective for fiscal years beginning after December 31, 2018. At this time the Company is evaluating the impact this guidance will have on the financial statements.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2018

Note 3 - Commitments.

The Company has leased office space under a non-cancelable operating lease. The lease also requires the Company to pay real estate taxes and other operating expenses associated with the leased location which are included in rent expense. The effects of lease incentives and graduating rents are being amortized over the term of the lease so as to result in equal rent expense over the lease term. Deferred rent reported in the accompanying statement of financial condition represents the excess of all straight-line rental costs over the actual rental payments through December 31, 2018.

Future minimum annual lease payments for the year ending December 31, 2018 are as follows:

2019	$142,344
2020	141,420
2021	136,800
2022	92,432
Total	$ 512,996

Total rent expense and related real estate taxes and other operating expenses amounted to $141,845 for the year ended December 31, 2018 and are included in general and administrative expenses on the statement of operations.

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements.

Note 5 - Supplemental disclosures of cash flow information.

Supplemental disclosure of cash flow information:

Interest paid	$ 24
Income taxes	$ ----

Supplemental disclosure of noncash investing activities:

Hold to maturity investment reinvested	$ 26,854
Due from members for issuance of units	$ 1,000

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2018

Note 6 – Net capital requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company's net capital was $100,335 which was $95,335 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 50%.

Note 7 – Concentrations

During the year ended December 31, 2018, revenue recognized from two customers accounted for 45% of total revenues. The account balance of one of the two customers noted above represented 73% of total accounts receivable as of December 31, 2018.

Note 8 – Members' Equity

The Company is authorized to issue Class A units, Class B units and Class C units. Class B units are issued only for past and /or future services to the Company. The maximum units that may be issued is 10,000,000 units.

As of December 31, 2018, the Company has 6,082,847 Class A units outstanding. As of December 31, 2018, the Company has 32,000 Class C units outstanding. One member owns approximately 36% of the Class A units and three members collectively own approximately 94% of the Class C units. There are no Class B units issued.

Voting rights

Only the holders of Class A units have the right to vote.

Allocation of net income

The Company's net income is allocated among the members in proportion to their respective ownership interest.

Distributions

The Company is required to make annual mandatory distributions to its members based on net federal taxable income allocated to such members multiplied by fifty percent. For the year ended December 31, 2018, no tax distributions were required to be made.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2018

Note 8 – continued.

Liquidation

In the event of a liquidation, any proceeds after payment of creditors and debt shall be distributed to members after their capital accounts have been adjusted to reflect all profits and losses of the Company in which the member participates through to the date of distribution.

Finite life of the LLC

The term of the LLC shall continue until December 31, 2050. The members and managers of the LLC may extend the term prior to the expiration.

Limitation of liability

The members and managers are not personally or otherwise liable to the Company's creditors for any debt, obligation or liability of the Company solely by reason of being a member of the Company. The Managers are indemnified against certain liabilities that may arise out of performance of their duties to the Company.

Note 9 – Due from Members

During 2018 the Company advanced $15,874 to certain members which will be repaid through the reduction of future guaranteed payments.

Note 10- Subsequent events.

Management has evaluated subsequent events through February 26, 2019, the date of which these financial statements were available to be issued.

Consilium Partners LLC
Schedule of
Computation of Net Capital, Aggregate Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15c3-1 of the Securities & Exchange Commission
31-Dec-18

Aggregate Indebteness (per balance sheet)	$	51,672
Members' Equity (per balance sheet)	$	250,792
Adjustments to Net Capital		
Accounts & Other Receivables net of allowance		105,416
Due from Members		15,874
Net property and equipment		28,661
FINRA Flex-Funding Account		212
Haircuts (Prepayment fee for early withdrawal of CD)		294
Total Adjustments to Net Capital	$	150,457
Net Capital, as defined	$	100,335
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3,447
Minimum Net Capital Required (greater of a. or b.)	$	5,000
Net Capital in excess of requirement	$	95,335
Ratio of aggregate indebtness to net capital		.5 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018